This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES THIRD QUARTER 2020 FINANCIAL AND OPERATING RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

AIM & TSX:  “TGL” & NASDAQ:  “TGA”

Calgary, Alberta, November 16, 2020 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and nine months ended September 30, 2020.  All dollar values are expressed in United States dollars unless otherwise stated. TransGlobe's Condensed Consolidated Interim Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the three and nine months ended September 30, 2020 and 2019, are available on TransGlobe's website at www.trans-globe.com.

HIGHLIGHTS:

▪

TransGlobe is focused on conserving cash in the current low commodity price environment. The Company ended the third quarter with positive working capital of $12.7 million, including cash and cash equivalents of $27.1 million;

▪

Third quarter production averaged 12,044 boe/d (Egypt 9,812 bbls/d, Canada 2,232 boe/d), a decrease of 2,256 boe/d (16%) from the previous quarter primarily due to deferred well interventions in Egypt during low oil prices and natural declines;

▪

Production in October averaged ~12,162 boe/d (Egypt ~10,303 bbls/d, Canada ~1,859 boe/d), an increase of 1% from Q3-2020, and below revised budget expectations primarily due to deferred well interventions in Egypt and repairs on a third-party pipeline in Canada that required the Company to shut-in certain wells for two weeks in October;

▪

Sales averaged 10,680 boe/d including 259.2 Mbbls sold to EGPC for net proceeds of $10.2 million in Q3-2020. Average realized price for Q3-2020 sales of $33.63/boe; Q3-2020 average realized price on Egyptian sales of $37.15/bbl and Canadian sales of $20.80/boe;

▪	Funds flow from operations of $0.3 million ($0.00 per share) in the quarter;
▪	Third quarter net loss of $6.0 million ($0.08 per share), inclusive of a $0.3 million unrealized loss on derivative commodity contracts;
▪	Contracted a workover rig and began well interventions in Egypt in September 2020 at West Bakr;
▪	Consistent with the revised 2020 budget previously disclosed, there has been no drilling activity in Canada or Egypt during Q3-2020;
▪	Business continuity plans remain effective across our locations in response to COVID-19 with no health and safety impacts or disruption to production;
▪

Despite restrictions on travel, management concluded its negotiations with EGPC to amend, extend and consolidate the Company’s Eastern Desert concession agreements during the quarter. At this time, it is the Company’s belief that EGPC approval will occur in the near term; and

▪

TransGlobe continues to actively evaluate M&A opportunities, with a view to not only better position the Company to weather the current downturn but also rebound strongly once commodity prices begin to strengthen.

FINANCIAL AND OPERATING RESULTS

(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended September 30			Nine Months Ended September 30
Financial	2020	2019	% Change	2020	2019	% Change
Petroleum and natural gas sales	33,046	64,388	(49)	137,782	214,728	(36)
Petroleum and natural gas sales, net of royalties	16,740	31,200	(46)	81,366	111,623	(27)
Realized derivative gain (loss) on commodity contracts	662	(112)	691	6,807	(1,041)	754
Unrealized derivative (loss) gain on commodity contracts	(267)	2,616	(110)	761	(385)	298
Production and operating expense	11,473	11,564	(1)	45,136	35,507	27
Selling costs	54	76	(29)	1,103	649	70
General and administrative expense	2,542	4,102	(38)	8,397	12,743	(34)
Depletion, depreciation and amortization expense	5,493	8,173	(33)	23,402	26,184	(11)
Income tax expense	3,092	6,416	(52)	10,122	20,095	(50)
Cash flow (used in) generated by operating activities	(3,349)	12,042	(128)	17,529	21,096	(17)
Funds flow from operations[1]	323	9,429	(97)	23,241	43,700	(47)
Basic per share	0.00	0.13		0.32	0.60
Diluted per share	0.00	0.13		0.32	0.60
Net (loss) earnings	(5,957)	2,967	(301)	(74,542)	4,207	(1,872)
Basic per share	(0.08)	0.04		(1.03)	0.06
Diluted per share	(0.08)	0.04		(1.03)	0.06
Capital expenditures	437	9,292	(95)	7,243	25,936	(72)
Dividends declared	-	2,539	(100)	-	5,078	(100)
Dividends declared per share	-	0.035		-	0.070
Working capital	12,708	47,150	(73)	12,708	47,150	(73)
Long-term debt, including current portion	25,946	41,726	(38)	25,946	41,726	(38)
Common shares outstanding
Basic (weighted average)	72,542	72,542	-	72,542	72,504	-
Diluted (weighted average)	72,542	72,542	-	72,542	72,508	-
Total assets	205,583	312,654	(34)	205,583	312,654	(34)

Operating
Average production volumes (boe/d)	12,044	15,943	(24)	13,774	16,269	(15)
Average sales volumes (boe/d)	10,680	14,122	(24)	15,344	15,044	2
Inventory (Mbbls)	534.2	902.6	(41)	534.2	902.6	(41)
Average realized sales price ($/boe)	33.63	49.56	(32)	32.77	52.28	(37)
Production and operating expenses ($/boe)	11.68	8.90	31	10.74	8.65	24
[1]

Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures"

	2020			2019
Average reference prices and exchange rates	Q-3	Q-2	Q-1	Q-4	Q-3
Crude oil
Dated Brent average oil price ($/bbl)	42.96	29.34	50.44	63.41	61.93
Edmonton Sweet index ($/bbl)	37.35	21.71	38.59	51.56	51.76
Natural gas
AECO ($/MMBtu)	1.69	1.41	1.43	1.88	1.04
US/Canadian Dollar average exchange rate	1.33	1.39	1.35	1.32	1.32

CORPORATE SUMMARY

TransGlobe Energy Corporation ("TransGlobe" or the "Company") produced an average of 12,044 barrels of oil equivalent per day ("boe/d") during the third quarter of 2020. Egypt production was 9,812 barrels of oil per day ("bbls/d") and Canada production was 2,232 boe/d. Production for the quarter was below revised full year 2020 guidance of 13,300 to 13,800 boe/d due to deferred well interventions in Egypt during low oil prices and natural declines. It is expected that, with well interventions performed in September and Q4-2020, TransGlobe will be within full year 2020 guidance on an annual basis.

TransGlobe's Egyptian crude oil is sold at a quality discount to Dated Brent. The Company received an average price of $37.15 per barrel in Egypt during the quarter. Gharib Blend has benefited from a relative increase in demand for heavy oil in the past nine months and the resultant decrease in the differential to Brent. For the year to date the Gharib Blend differential to Brent has been ~$4.50/bbl. In Canada, the Company received an average of $36.99 per barrel of oil, $15.65 per barrel of NGL and $1.80 per thousand cubic feet ("Mcf") of natural gas during the quarter.

During Q3-2020, the Company had funds flow from operations of $0.3 million and ended the quarter with positive working capital of $12.7 million, including cash and cash equivalents of $27.1 million. The Company had a net loss in the quarter of $6.0 million, inclusive of a $0.3 million unrealized derivative loss on commodity contracts which represents a fair value adjustment on the Company's hedging contracts as at September 30, 2020.

In Egypt, the Company sold 259.2 thousand barrels (“Mbbls”) of entitlement crude oil to EGPC during the quarter, and had 534.2 Mbbls of entitlement crude oil inventory at September 30, 2020. The increase in inventoried crude oil is attributed to a decrease in sales volumes, offset by a decrease in production in Q3-2020. Subsequent to the quarter, TransGlobe completed a ~452 Mbbls cargo lifting of Egypt entitlement crude oil, with proceeds expected in December. In Canada, the Company sold the Q2-2020 ending inventory balance of 6.3 Mbbls of Canadian light crude oil in July 2020; all Canadian production was sold during the quarter.

In Egypt, the Company contracted a workover rig to perform well interventions at West Bakr beginning in September 2020, and continuing into the fourth quarter. Consistent with the Company’s revised 2020 budget, there has been no drilling activity in Canada or Egypt during the third quarter.

Despite restrictions on travel, management concluded its negotiations with EGPC to amend, extend and consolidate the Company’s Eastern Desert concession agreements during the quarter. At this time, it is the Company’s belief that EGPC approval will occur in the near term.  Following such approval, the merged concession will require parliamentary ratification.  The Company will provide timely updates as developments unfold.

The Company remains forward looking and prepared to use its operational control to take advantage of any sustained upward movement in oil price.  TransGlobe continues to be vigilant in its search for attractive M&A opportunities while steadfastly retaining its focus on shareholder value creation.

Crisis Mitigation Measures

TransGlobe is focused on conserving cash in the current low commodity price environment. The Company has successfully implemented the previously announced 80% reduction in the 2020 capital program and continues to monitor general and administrative (“G&A”) cost reductions. The Company estimates that G&A reduction efforts will reduce go-forward monthly G&A by approximately 35%.

The Company remains in constant communication with its lenders (Mercuria Energy Trading SA and ATB Financial) and does not anticipate deviating from its pre-crisis planned debt reduction schedule. The Company repaid C$2.0 million ($1.5 million) on the revolving Canadian reserves-based lending facility with ATB Financial in September 2020, leaving C$8.2 million ($6.2 million) drawn and outstanding of a revolving balance of up to C$15.0 million ($11.3 million).

Business continuity plans have been implemented in all our locations and operations continue as normal. The Company had three reported cases of COVID-19 in its joint venture in Egypt during Q2-2020, which were managed according to established Company, local and national quarantine guidelines. All three have recovered and returned to work with no onward infection spread reported.

LIQUIDITY AND CAPITAL RESOURCES

Funding for the Company’s capital expenditures is provided by cash flow from operations and cash on hand. The Company is funding its 2020 development program through the use of working capital and cash flow from operations. The Company also expects to pay down debt and explore business development opportunities with its working capital. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources and capital expenditures.

Working capital is the amount by which current assets exceed current liabilities. As at September 30, 2020, the Company had a working capital surplus of $12.7 million (December 31, 2019 - $32.2 million). The decrease in working capital is primarily due to the $20 million outstanding balance of the Mercuria prepayment agreement being reclassified as current at quarter end, a decrease in cash resulting from payments on accounts payable in the period, a decrease in crude oil inventory due to increased sales to EGPC in 2020, partially offset by a corresponding increase in accounts receivable and decrease in accounts payable.

As at September 30, 2020, the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of one month or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

Over the past 10 years, the Company has experienced delays in the collection of accounts receivable from EGPC. The length of delay peaked in 2013, returned to historical delays of up to nine months in 2017, and has since fluctuated within an acceptable range. As at September 30, 2020, amounts owing from EGPC were $8.0 million. The Company considers there to be minimal credit risk associated with amounts receivable from EGPC.

In Egypt, the Company sold 259.2 Mbbls of crude oil to EGPC in Q3-2020 for net proceeds of $10.2 million. During the third quarter of 2020, the Company collected $16.4 million of accounts receivable from EGPC, an additional $1.0 million has been collected subsequent to the quarter. The Company incurs a 30-day collection cycle on sales to third-party international buyers. Depending on the Company's assessment of the credit of crude oil purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo lifting. As at September 30, 2020, crude oil held as inventory was 534.2 Mbbls.

As at September 30, 2020, the Company had $86.0 million of revolving credit facilities with $26.2 million drawn and $59.8 million available. The Company has a prepayment agreement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $20.0 million was drawn and outstanding as at September 30, 2020. During the nine months ended September 30, 2020, the Company repaid $10.0 million on this prepayment facility. The Company also has a revolving Canadian reserves-based lending facility with ATB that was renewed and reduced as at June 30, 2020 from C$25.0 million ($18.4 million) to C$15.0 million ($11.0 million), of which C$8.2 million ($6.2 million) was drawn and outstanding.  The reduction in the ATB facility is a result of lower forecasted commodity prices and the associated impact on asset value. During the nine months ended September 30, 2020, the Company had drawings of C$0.4 million ($0.3 million) and repayments of C$2.0 million ($1.5 million) on this facility.

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

EASTERN DESERT

West Gharib, West Bakr, and North West Gharib (100% working interest, operated)

Operations and Exploration

In Egypt, the Company contracted a workover rig to perform well interventions at West Bakr beginning in September 2020, and continuing into the fourth quarter.

Production

Production averaged 9,635 bbls/d during the quarter, a decrease of 18% (2,122 bbls/d) from the previous quarter. The decrease was primarily due to deferred well interventions in Egypt during low oil prices and natural declines. With the well interventions that began in September 2020, it is expected that production will be in-line with full year 2020 guidance, including South Ghazalat, of 11,200 to 11,600 bbls/d.

Production in October 2020 averaged ~10,161 bbls/d.

Sales

The Company sold 253.1 Mbbls of inventoried entitlement crude oil to EGPC during the quarter.

Quarterly Eastern Desert Production (bbls/d)	2020			2019
	Q-3	Q-2	Q-1	Q-4
Gross production rate[1]	9,635	11,757	12,343	12,831
TransGlobe production (inventoried) sold	(1,432)	(1,761)	7,937	(674)
Total sales	8,203	9,996	20,280	12,157

Government share (royalties and tax)	5,452	6,648	6,977	7,250
TransGlobe sales (after royalties and tax)[2]	2,751	3,348	13,303	4,907
Total sales	8,203	9,996	20,280	12,157
[1]	Quarterly production by concession (bbls/d):
West Gharib – 2,808 (Q3-2020), 3,453 (Q2-2020), 3,664 (Q1-2020), and 3,857 (Q4-2019)
West Bakr – 6,498 (Q3-2020), 7,935 (Q2-2020), 8,277 (Q1-2020), and 8,489 (Q4-2019)
North West Gharib – 329 (Q3-2020), 369 (Q2-2020), 402 (Q1-2020), and 485 (Q4-2019)
[2]	Under the terms of the Production Sharing Concession Agreements, royalties and taxes are paid out of the government's share of production sharing oil.

WESTERN DESERT

South Ghazalat (100% working interest, operated)

Operations and Exploration

The SGZ-6x well continues to produce from the Upper Bahariya reservoir at a field estimated rate of ~140 bbls/d light and medium crude to evaluate the zone, restricted to the optimal operation of the early production facility.

Production

Production averaged 177 bbls/d during the quarter, a decrease of 24% (56 bbls/d) from the previous quarter.

Production in October 2020 averaged ~142 bbls/d.

Sales

The Company sold all of its entitlement crude oil production of 6.1 Mbbls in the quarter to EGPC.

CANADA

Operations and Exploration

Consistent with the Company’s revised 2020 budget, there has been no drilling or completion activity during Q3-2020.

Production

In Canada, production averaged 2,232 boe/d during the quarter, a decrease of 78 boe/d (3%) from the previous quarter and slightly above revised full year 2020 guidance of 2,100 to 2,200 boe/d. This marginal decrease was primarily due to natural declines.

The Company sold the Q2-2020 ending inventory balance of 6.3 Mbbls of Canadian light crude oil in July 2020; all Canadian production was sold during the quarter.

Production in October 2020 averaged ~1,859 boe/d with ~606 bbls/d of oil. The decrease in production in October is primarily due to necessary repairs being performed on a third-party pipeline that required the Company to shut-in certain wells for approximately two weeks.

Quarterly Canada Production	2020			2019
	Q-3	Q-2	Q-1	Q-4
Canada crude oil (bbls/d)	661	706	860	908
Canada NGLs (bbls/d)	798	826	761	735
Canada natural gas (Mcf/d)	4,633	4,665	4,996	5,331
Total production (boe/d)	2,232	2,310	2,453	2,531

Condensed Consolidated Interim Statements of (Loss) Income and Comprehensive (Loss) Income

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019

REVENUE
Petroleum and natural gas sales, net of royalties	16,740	31,200	81,366	111,623
Finance revenue	9	85	101	401
Other revenue	106	-	328	-
	16,855	31,285	81,795	112,024

EXPENSES
Production and operating	11,473	11,564	45,136	35,507
Selling costs	54	76	1,103	649
General and administrative	2,542	4,102	8,397	12,743
Foreign exchange (gain) loss	(65)	(67)	100	(122)
Finance costs	552	1,030	1,956	3,311
Depletion, depreciation and amortization	5,493	8,173	23,402	26,184
Asset retirement obligation accretion	66	51	194	156
(Gain) loss on financial instruments	(395)	(2,504)	(7,568)	1,426
Impairment loss	-	(409)	73,495	7,982
Gain on disposition of assets	-	(114)	-	(114)
	19,720	21,902	146,215	87,722

(Loss) earnings before income taxes	(2,865)	9,383	(64,420)	24,302

Income tax expense - current	3,092	6,416	10,122	20,095
NET (LOSS) EARNINGS	(5,957)	2,967	(74,542)	4,207

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments	1,188	(410)	(1,371)	1,250
COMPREHENSIVE (LOSS) INCOME	(4,769)	2,557	(75,913)	5,457

Net (loss) earnings per share
Basic	(0.08)	0.04	(1.03)	0.06
Diluted	(0.08)	0.04	(1.03)	0.06

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

	As at	As at
	September 30, 2020	December 31, 2019

ASSETS
Current
Cash and cash equivalents	27,065	33,251
Accounts receivable	11,869	10,681
Derivative commodity contracts	543	-
Prepaids and other	3,247	4,338
Product inventory	12,415	17,516
	55,139	65,786
Non-Current
Intangible exploration and evaluation assets	584	33,706
Property and equipment
Petroleum and natural gas assets	142,535	196,150
Other	3,100	4,296
Deferred taxes	4,225	8,387
	205,583	308,325

LIABILITIES
Current
Accounts payable and accrued liabilities	21,030	32,156
Derivative commodity contracts	-	217
Current portion of lease obligations	1,606	1,219
Current portion of long-term debt	19,795	-
	42,431	33,592
Non-Current
Long-term debt	6,151	37,041
Asset retirement obligations	12,833	13,612
Other long-term liabilities	161	614
Lease obligations	865	589
Deferred taxes	4,225	8,387
	66,666	93,835

SHAREHOLDERS’ EQUITY
Share capital	152,805	152,805
Accumulated other comprehensive (loss) income	(237)	1,134
Contributed surplus	25,013	24,673
(Deficit) Retained earnings	(38,664)	35,878
	138,917	214,490
	205,583	308,325

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - Expressed in thousands of U.S. Dollars)

	Nine Months Ended September 30
	2020	2019

Share Capital
Balance, beginning of period	152,805	152,084
Stock options exercised	-	547
Transfer from contributed surplus on exercise of options	-	174
Balance, end of period	152,805	152,805

Accumulated Other Comprehensive (Loss) Income
Balance, beginning of period	1,134	(939)
Currency translation adjustment	(1,371)	1,250
Balance, end of period	(237)	311

Contributed Surplus
Balance, beginning of period	24,673	24,195
Share-based compensation expense	340	494
Transfer to share capital on exercise of options	-	(174)
Balance, end of period	25,013	24,515

(Deficit) Retained Earnings
Balance, beginning of period	35,878	44,951
Net (loss) earnings	(74,542)	4,207
Dividends	-	(5,078)
Balance, end of period	(38,664)	44,080

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of US Dollars)

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019

OPERATING
Net (loss) earnings	(5,957)	2,967	(74,542)	4,207
Adjustments for:
Depletion, depreciation and amortization	5,493	8,173	23,402	26,184
Asset retirement obligation accretion	66	51	194	156
Impairment loss	-	(409)	73,495	7,982
Share-based compensation	(72)	406	(489)	1,749
Finance costs	552	1,030	1,956	3,311
Unrealized loss (gain) on financial instruments	267	(2,616)	(761)	385
Unrealized (gain) loss on foreign currency translation	(26)	(49)	6	(119)
Gain on asset disposition	-	(114)	-	(114)
Asset retirement obligations settled	-	(10)	(20)	(41)
Changes in non-cash working capital	(3,672)	2,613	(5,712)	(22,604)
Net cash (used in) generated by operating activities	(3,349)	12,042	17,529	21,096

INVESTING
Additions to intangible exploration and evaluation assets	-	(56)	(337)	(844)
Additions to petroleum and natural gas assets	(399)	(9,197)	(6,721)	(24,621)
Additions to other assets	(38)	(39)	(185)	(471)
Proceeds from asset dispositions	-	114	-	114
Changes in non-cash working capital	(1,883)	(2,177)	(2,545)	(2,478)
Net cash used in investing activities	(2,320)	(11,355)	(9,788)	(28,300)

FINANCING
Issue of common shares for cash	-	-	-	547
Interest paid	(396)	(893)	(1,526)	(2,874)
Increase in long-term debt	114	114	282	370
Payments on lease obligations	(366)	(540)	(1,141)	(1,430)
Repayments of long-term debt	(1,504)	(6,523)	(11,504)	(11,523)
Dividends paid	-	(2,539)	-	(5,078)
Changes in non-cash working capital	-	-	-	(200)
Net cash used in financing activities	(2,152)	(10,381)	(13,889)	(20,188)

Currency translation differences relating to cash and cash equivalents	49	13	(38)	131
NET DECREASE IN CASH AND CASH EQUIVALENTS	(7,772)	(9,681)	(6,186)	(27,261)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	34,837	34,125	33,251	51,705
CASH AND CASH EQUIVALENTS, END OF PERIOD	27,065	24,444	27,065	24,444

Advisory on Forward-Looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the plans for the Company's 2020 Canadian drilling program and the details thereof; the Company's expectation relating to the performance of the South Harmattan Cardium prospect; and the expected benefits to the Company of consolidating, amending and extending the Company's Eastern Desert PSCs and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; the potential impacts of COVID-19 to the Company’s business, operating results, cash flows and/or financial condition; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Mr. Ron Hornseth, B.Sc., General Manager – Canada for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this report. Mr. Hornseth is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Alberta. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”) and the Society of Petroleum Engineers (“SPE”) and has over 20 years’ experience in oil and gas.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The following abbreviations used in this press release have the meanings set forth below:

bbl	barrels
bbls/d	barrels per day
Mbbls	thousand barrels
boe	barrel of oil equivalent
boe/d	barrels of oil equivalent per day
MMBtu	One million British thermal units
Mcf	thousand cubic feet
Mcf/d	thousand cubic feet per day
NGL	Natural Gas Liquids

Production Disclosure

Production Summary (WI before royalties and taxes):
	Oct - 20	Q3 - 20	Q2 - 20	Q1 - 20	Q4 - 19
Egypt (bbls/d)	10,303	9,812	11,990	12,544	12,831
Eastern Desert of Egypt (bbls/d)	10,161	9,635	11,757	12,343	12,831
Heavy Crude (bbls/d)	9,559	9,066	11,001	11,548	11,984
Light and Medium Crude (bbls/d)	602	569	756	795	847
Western Desert of Egypt (bbls/d)	142	177	233	201	-
Light and Medium Crude (bbls/d)	142	177	233	201	-
Canada (boe/d)	1,859	2,232	2,310	2,453	2,531
Light and Medium Crude (bbls/d)	606	661	706	860	908
Natural Gas (Mcf/d)	3,774	4,633	4,665	4,996	5,334
Associated Natural Gas Liquids (bbls/d)	624	798	826	761	735
Total (boe/d)	12,162	12,044	14,300	14,997	15,362

Production Guidance
	Low	High	Mid-Point
Egypt (bbls/d)	11,200	11,600	11,400
Heavy Crude (bbls/d)	10,304	10,672	10,488
Light and Medium Crude (bbls/d)	896	928	912
Canada (boe/d)	2,100	2,200	2,150
Light and Medium Crude (bbls/d)	646	677	661
Natural Gas (Mcf/d)	4,294	4,499	4,397
Associated Natural Gas Liquids (bbls/d)	738	774	756
Total (boe/d)	13,300	13,800	13,550

For further information, please contact:
TransGlobe Energy	Via FTI Consulting
Randy Neely, President and Chief Executive Officer
Eddie Ok, Chief Financial Officer

Canaccord Genuity (Nomad & Sole Broker)	+44 (0) 20 7523 8000
Henry Fitzgerald-O'Connor
James Asensio

FTI Consulting (Financial PR)	+44 (0) 20 3727 1000
Ben Brewerton	transglobeenergy@fticonsulting.com
Genevieve Ryan

Tailwind Associates (Investor Relations)

Darren Engels	darren@tailwindassociates.ca http://www.tailwindassociates.ca +1 403.618.8035 investor.relations@trans-globe.com http://www.trans-globe.com +1 403.264.9888